
MARKS & SPENCER
H&M
C&A
TK maxx
ŚWIĘTA SĄ PIĘKNIEJSZE RAZEM

2018 Financial Results

Strategy Execution improves portfolio quality and drives sustainable growth

Jersey, 28 February 2019, Atrium European Real Estate Limited (VSE/Euronext: ATRS), (the "Company" and together with its subsidiaries, the "Atrium Group" or the "Group"), a leading owner, operator and redeveloper of shopping centres and retail real estate in Central Europe, announces results for the twelve months ended 31 December 2018.

2018 Key highlights: 85% of the portfolio now in Poland and Czech with almost 50% in Warsaw and Prague

- The net impact on NRI from repositioning, redevelopments and like-for-like growth on an annualized basis was broadly neutral. The impact from the phasing of these initiatives was €11m during the year.
- 1.8% increase in like-for-like NRI excluding Russia, 1.2% for the Group
- Strong occupancy rate and operating margin of 96.6% and 96.4%, respectively
- Adjusted EBITDA increased by 4.4% and EBITDA margin grew to 87% driven by the cost savings programme
- EBITDA, when redevelopments, acquisitions, disposals and one off fees are included, decreased by 6.5%
- Wars Sawa Junior, a prime high-footfall retail asset in the heart of Warsaw, acquired in October for €301.5m
- Three redevelopment projects opened in Q4 2018 in Warsaw
- Exits from Hungary and Romania and Czech rotation completed, with disposals at 9% premium to book value
- Increased liquidity with €75m added to the now €300m revolving credit facility; maturity extended to 2023
- Issuance of €300m unsecured 7 year Eurobond at 3% (repurchased €242m 2020/2022 Notes)
- Upgrade in credit rating from Fitch to 'BBB', outlook "Stable", Moody's Positive outlook, BBB- S&P stable

- 1.2% rise in EPRA like-for-like net rental income ("NRI") and a 1.8% increase excluding Russia.
- €176m of disposals through exiting the Hungarian and Romanian markets, divesting of non-core assets in the Czech Republic and Slovakia combined with the temporary impact on rental income from the redevelopments resulted in a decline in NRI.
- On an annualised basis, NRI was neutral as increased income from acquisitions and redevelopments opened in Warsaw offset disposals.
- EBITDA excluding revaluation, disposals and impairments decreased by 6.5% to €149.5m primarily due to the drop in income following the disposal of non-core assets. When excluding the impact on NRI related to portfolio phasing and the one-off fee for the takeover of the management of Atrium Dominikanska, EBITDA increased 4.4%.
- Over 700 new leases signed during the year securing more than €42m or 23% of the annualised rental income.
- Continued reduction in the Group's cost ratio to 16.8% (2017: 17.8 %) led to a strong adjusted EBITDA margin of 87%.
- In September, the Group issued a €300m unsecured seven-year Eurobond maturing in 2025, carrying a fixed 3.0% coupon and repurchased €242m of the outstanding 2020 and 2022 notes.
- This followed the signing in May of a €75m increase to €300m and a three year extension to 2023 of the Group's revolving credit facility.
- The improvements to the asset portfolio and Company liquidity profile in 2018 helped contribute to a rating upgrade to "BBB" by Fitch
- The Group completed the €301.5m acquisition of Wars Sawa Junior, a prime retail asset in the center of Warsaw in October this year, increasing the proportion of the Group's portfolio in Poland and the Czech Republic to 85%. The acquisition was funded using a mixture of external financing and existing cash resources, following which the Group's net LTV at year end was 37.9%.
- In November 2018, The Board decided to maintain the Group's annual dividend, payable as a capital repayment, at €cents 27 per share for 2019, demonstrating its continued confidence in the Group's strategy. The dividend will continue to be reviewed quarterly.
- The first quarterly dividend for 2019 will be paid (as a capital repayment) on 29 March 2019 to shareholders on the register as at 22 March 2019, with an ex-dividend date of 21 March 2019.

Liad Barzilai, Chief Executive Officer of Atrium Group, commented:

"Our 2018 results again demonstrate continued momentum in the execution of the Group's strategy having made a number of disposals, brought on line three redevelopments in our main market Warsaw and acquired the prime Wars Sawa Junior centre. We finished the year with a higher quality portfolio of larger more dominant centres that are better suited to the changing retail landscape. The portfolio repositioning is having a positive impact on Atrium's business, with like-for-like rental income growth and valuation gains in our core territories and positive operational performance. The quality of this portfolio, almost half of which is now in the Polish and Czech capital cities, together with the improvements we made to our balance sheet during the year and the supportive economic landscape we continue to enjoy in our core territories, give me confidence in the Group's ability to continue to grow value."

KEY FINANCIAL FIGURES FOR THE PERIOD

	2018 €m	2017 €m	CHANGE %/ppt
Net rental income	178.9	189.9	(5.8%)
EPRA Like-for-Like net rental income	118.2	116.8	1.2%
EPRA Like-for-Like net rental income excl. Russia	79.0	77.6	1.8%
Operating margin	96.4%	95.6%	0.8%
Occupancy rate	96.6%	96.8%	(0.2%)
EBITDA	149.5	159.9	(6.5%)
Adjusted EBITDA[1]	166.9	159.9	4.4%
EPRA cost ratio	16.8%	17.8%	(1.0%)
Company adjusted EPRA earnings	110.8	122.1	(9.3%)
Company adj. EPRA earnings per share (in €cents)	29.3	32.4	(9.3%)
Net LTV	37.9%	30.1%	7.8%
EPRA NAV per share (in €)	5.03	5.24	(4.0%)
Average cost of debt	3.1%	3.4%	(0.3%)
Average debt maturity	5.4 yr	4.6 yr	0.8 yr

[1] Adjusted for the impact of new/disposed of assets/re-dev and one-off fees

Further information can be found on the Company's website www.aere.com or for Analysts:

Molly Katz: mkatz@aere.com

Press & Shareholders:

FTI Consulting Inc.: +44 (0)20 3727 1000

Richard Sunderland: atrium@fticonsulting.com

About Atrium European Real Estate

Atrium is a leading owner, operator and redeveloper of shopping centres and retail real estate in Central Europe. Atrium specializes in locally dominant food, fashion and entertainment shopping centres in the best urban locations. Atrium owns 34 properties with a total gross leasable area of over 980,000 sqm and with a total market value of approximately €2.9 billion. These properties are located in Poland, the Czech Republic, Slovakia and Russia, and with the exception of one, are all managed by Atrium's internal team of retail real estate professionals.